Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    Christine Westbrook

July 16, 2018

Re:	Evolus, Inc. Registration Statement on Form S-1 (File No. 333-226186)

Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 125 copies of the prospectus dated July 16, 2018, were distributed during the period July 16, 2018 through the date hereof to prospective underwriters, institutions, dealers and others.
We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
In accordance with Rule 461 of the Act, we hereby join in the request of the registrant for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective at 4:05 p.m. Eastern Time on July 18, 2018 or as soon thereafter as practicable.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Cantor Fitzgerald & Co.
Mizuho Securities USA LLC
Acting severally on behalf of themselves and the several Underwriters

Cantor Fitzgerald & Co.

By:    /s/ John Belle
Name: John Belle
Title: Chief Operating Officer

Mizuho Securities USA LLC

By:    /s/ Stephen Roney
Name: Stephen Roney
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST]